FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR December 13, 2006

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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                               FORM  51-102F3

MATERIAL CHANGE REPORT

1.    Name and Address of Company
      ---------------------------

      DynaMotive Energy Systems Corporation (the "Issuer")
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      December 12, 2006

3.    News Release
      ------------

      Issued December 12, 2006 and disseminated via Business Wire.

4.    Summary of Material Change
      --------------------------

VANCOUVER, BC, CANADA December 12, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that one of the foremost policy-forming agencies in the People's Republic of China ('PRC') is in favor of the introduction of Dynamotive's BioOil technology to reduce the nation's growing oil imports which exceed, in accordance to the report, 40% of the total crude oil consumption in the PRC. In addition, in 2004, fuel oil consumption of China, of which 60 % is imported, reached 47.8 million tons, and continues to increase.

China's National Development and Reform Commission ('NDRC'), a management agency under the State Council which studies and formulates policies for economic and social development, recommended after a year long review, the promotion of Dynamotive's BioOil technology as a means to increasing energy security and independence.

NDRC's Energy Research Institute ('ERI') Deputy Director, Professor Dai Yan De, said "NDRC does not usually contact enterprises directly. However, with regards to the development of new energy in the post petroleum era, apart from hydroelectric and wind power, biomass is one of the major alternative resources. In spite of keen competition worldwide, Dynamotive is the only one that has achieved commercial scale in the pyrolysis industry and prompted this unusual step to be taken."

The study was carried out by ERI and included a visit to Dynamotive's plant in West Lorne and headquarters earlier in the year. ERI and Dynamotive co-operated in the study, Dynamotive contributing partially through allocation of internal resources and partial costs related to the review (approximately $100,000).
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5.    Full Description of Material Change
      -----------------------------------

      Please see attached news release

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
      ------------------------------------------------------------------

      Not applicable


7.    Omitted Information
      -------------------

      Not applicable


8.    Executive Officer
      -----------------

      Contact:      Andrew Kingston, President & CEO
      Telephone:  (604) 267-6013


9.    Date of Report
      --------------

      December 12, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                       (signed)       "Andrew Kinston"
                                       ---------------
                                       Andrew Kingston
                                       President & CEO

  DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release:  December 12, 2006

    Senior Chinese Policy Agency Concludes that Dynamotive's BioOil Technology Can Reduce Conventional Oil Imports and Increase Energy
                             Security

VANCOUVER, BC, CANADA December 12, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) announced today that one of the foremost policy-forming agencies in the People's Republic of China ('PRC') is in favor of the introduction of Dynamotive's BioOil technology to reduce the nation's growing oil imports which exceed, in accordance to the report, 40% of the total crude oil consumption in the PRC. In addition, in 2004, fuel oil consumption of China, of which 60 % is imported, reached 47.8 million tons, and continues to increase.

China's National Development and Reform Commission ('NDRC'), a management agency under the State Council which studies and formulates policies for economic and social development, recommended after a year long review, the promotion of Dynamotive's BioOil technology as a means to increasing energy security and independence.

NDRC's Energy Research Institute ('ERI') Deputy Director, Professor Dai Yan De, said "NDRC does not usually contact enterprises directly. However, with regards to the development of new energy in the post petroleum era, apart from hydroelectric and wind power, biomass is one of the major alternative resources. In spite of keen competition worldwide, Dynamotive is the only one that has achieved commercial scale in the pyrolysis industry and prompted this unusual step to be taken."

The study was carried out by ERI and included a visit to Dynamotive's plant in West Lorne and headquarters earlier in the year. ERI and Dynamotive co-operated in the study, Dynamotive contributing partially through allocation of internal resources and partial costs related to the review (approximately $100,000).

The report was based on extensive consideration of Dynamotive's fast pyrolysis technology which turns commonly available agricultural and forest residues into an industrial fuel (BioOil) and is a pivotal part of Dynamotive's entry strategy into this market.

Dynamotive further disclosed that it is now part of a consortium that includes Mitsubishi Canada Ltd., Mitsubishi Corporation China Commerce Co., JNE Consulting and Hangzhou Steam Turbine Co. Ltd. The consortium is currently negotiating a teaming agreement. The consortium will enable a faster rollout of our BioOil technology into China. This year Mitsubishi and Dynamotive have spent significant time and resources to establish potential fabrication partnerships in Japan for BioOil technology and in China for steam generation compatible equipment.

The report concluded that: "There is strong potential for using (Dynamotive's) BioOil to substitute fuel oil. Analysis shows that if one-third of China's agricultural and forestry waste could be used to produce BioOil, 15 million tons of fuel oil could be substituted, and half of imported fuel oil by China could be theoretically displaced."

Dynamotive's Chairman, Richard Lin, said "China has a central role in Asian supply chains and is presently focused on building up infrastructure in the energy sector. Our technology was uniquely favored in that it is quite rare that the NDRC allows its positive reviews to be known."


About Dynamotive
----------------
Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals.

Contacts:
Nigel Horsley, Executive Director, Communications and Investor
Relations,  604-267-6028
Nathan Neumer, Director, Communications,  604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.
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